August 13, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:

Alliance Data Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Definitive Proxy Statement filed April 20, 2010

File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated July 20, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010 and May 28, 2010 (the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010 (the “Form 10-Q”) and Definitive Proxy Statement filed April 20, 2010 (the “Proxy,” and together with the Form 10-K and the Form 10-Q, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.	Comment: We note your response to prior comment 1 indicating that you will disclose significant expenses and cash investments associated with your international coalition development once they are recorded in your historical financial statements. Please explain the basis for not including disclosure of the reasonably expected impact on your liquidity, capital resources and/or results of operations associated with your international coalition development effort in your Form 10-K for the fiscal year ended December 31, 2009.

Response: With respect to the Form 10-K, the Company did not disclose its international coalition efforts because management did not believe any potential investment would have a material impact on the Company’s results of operations, liquidity or capital resources. In addition, the timing of the investment was unknown and is still subject to some uncertainty as it is dependent on the success of the initial pilot and timing of a phased rollout of the program.

While management believes that this investment of up to $15 million remains immaterial to the Company’s results of operations, liquidity or capital resources, please note that in the Company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2010 in the section entitled “2010 Third Quarter and Full-Year Outlook” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company made the following disclosure with respect to its international coalition efforts:

“Additionally, LoyaltyOne has a partnership interest in an entity operating a Brazilian coalition loyalty program. The initial phase is currently in progress and a further planned investment of up to $15.0 million in the initiative is dependent on the success of the initial phase and the timing of the phased program rollout.”

2.	Comment: We note your response to prior comment 2 and have the following additional comments:

•	As previously requested, tell us what consideration you gave to clarifying the relationship between trends in AIR MILES reward miles issued and reward miles redeemed in your periodic reports;

•

You indicate in response to prior comment 2 that you evaluate long-term trends in issuance and redemption rates. As previously requested in comment number 1 in our letter dated April 1, 2010, please tell us what consideration you gave to including disclosure and quantification, to the extent possible, of these currently known trends if they are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations; and

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

•

You indicate that you have historically made reference to the impact that miles issued and redeemed have had on your results of operations. Tell us what consideration you have given to also including an analysis and discussion of the underlying reasons for the changes.

Response: With respect to the relationship between AIR MILES reward miles issued and redeemed, in the Overview section of the MD&A included in the Form 10-K, the Company makes the following disclosure:

“In our AIR MILES Reward Program, we primarily collect fees from our clients based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of Loyalty Services’ revenue and indicators of the success of the program.”

We will enhance this disclosure in future filings to include the following:

“The number of AIR MILES reward miles issued impacts the number of future AIR MILES reward miles available to be redeemed. This can also impact our future revenue recognized with respect to the number of AIR MILES reward miles redeemed and the amount of breakage for those AIR MILES reward miles expected to go unredeemed.”

Additionally, in the Discussion of Critical Accounting Policies and Estimates in its Form 10-K, the Company has disclosed the following with respect to factors that may impact collector behavior:

“Macroeconomic factors, such as the overall health of the Canadian economy, may impact collector behavior and such factors may influence redemption activity intermittently.”

In future filings, the Company will add a similar disclosure to its Overview in the MD&A of the Company’s Annual Report on Form 10-K.

The Company will also enhance its disclosures with respect to the trends and the reasons for those trends in its AIR MILES® Reward Program in future filings and has added the following disclosure to its MD&A in its Form 10-Q for the second quarter ended June 30, 2010:

“LoyaltyOne is expected to report a year-over-year decline in adjusted EBITDA primarily due to the run-off of deferred revenue related to the conversion of a certain split fee to non-split fee program. Adjusted EBITDA for LoyaltyOne will also be negatively impacted in the second half of 2010 due to a change in sponsor mix for AIR MILES reward miles during the latter part of 2008 and 2009. Because service revenue is deferred and recognized ratably over a 42 month period, the impact of this will be realized in the second half of 2010…

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Key metrics for the AIR MILES Reward Program continue to improve. AIR MILES reward miles issued during the second quarter of 2010 increased 4% compared to the second quarter of 2009, representing the fourth consecutive period of quarter-over-quarter growth. The growth rate of AIR MILES reward miles issued in the second quarter of 2010 is below historical growth rates of 7% - 8% primarily due to slower promotional activity in the grocer sector compared to the prior corresponding quarter. Promotional activity, which can vary by quarter based upon sponsors’ marketing strategies, generally remains stable on a yearly basis. As 2010 progresses, we expect AIR MILES reward miles issued to remain stable at growth of approximately 5% with potential upside if promotional activity increases in the grocer sector.”

Please refer also to the Company’s response to questions 3 and 10 of the Comment Letter contained herein.

Results of Operations, page 38

3.	Comment: We note your response to prior comment 5. Tell us what consideration you gave to disclosing that there has been a decline in cash received per AIR MILES reward mile as a result of a change in the sponsor mix toward lower-priced miles in the 2009 Form 10-K. Please clarify how a change in sponsor mix relates to the number of reward miles issued and to the margins earned. Tell us how you address the changes in sponsor mix within your overview discussion. Further, reconcile your statement on page 29 that your “Reward Program tends to be resilient during economic swings” with your response that suggests that the economic recession “resulted in a decline in cash received per AIR MILES reward mile.” Also indicate what consideration you gave to identifying and discussing this change in greater detail within MD&A.

Response: Although there has been a decline in cash received per AIR MILES reward mile as a result of a change in the sponsor mix, the impact to our results of operations was not material, and thus no specific disclosure was made in the Form 10-K.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

The sponsor mix can impact the margins earned, as the prices charged each sponsor vary. As a result, the AIR MILES Reward Program can have growth in the number of AIR MILES reward miles issued, but margins earned may decline as more lower-priced miles are issued. As noted in the Company’s initial response to the Staff’s letter dated April 1, 2010, the Company uses the residual method to allocate proceeds to the Service element. As the sponsor mix shifts, more AIR MILES reward miles may be issued to those sponsors to whom the Company charges a lower price. In turn, less revenue is allocated to the Service element, and thus, less revenue is recognized for these services over the 42-month period. Because the impact was not material to revenue or to the Company’s results of operations in any period, the Company did not disclose these items in greater detail. The Company added the following disclosure to its MD&A in the Form 10-Q for the second quarter ended June 30, 2010:

“Adjusted EBITDA for LoyaltyOne will also be negatively impacted in the second half of 2010 due to a change in sponsor mix for AIR MILES reward miles during the latter part of 2008 and 2009.”

With respect to the resiliency of the AIR MILES Reward Program, many of the Company’s top sponsors are in non-discretionary retail categories such as grocery stores, gas stations and pharmacies. Although the Company has seen a decline in the rate of growth of AIR MILES reward miles issued, actual AIR MILES reward miles issued have continued to grow, year over year.

Please refer also to the Company’s response to questions 2 and 10 of the Comment Letter contained herein.

4.	Comment: We note your response to prior comment 6 indicating that you will provide disclosure of where certain components of revenue are included in your consolidated financial statements. As previously requested, please consider clarifying the nature of each of your sources of revenue. For example, explain the revenue generating activities that are categorized as “issuance revenue.”

Response: The Company added additional disclosures in its Quarterly Report on Form 10-Q for the second quarter ended June 30, 2010 and will continue to do so in future filings, to elaborate on the nature of the revenue generating activities as follows:

“Transaction. Revenue decreased $25.4 million, or 26.7%, to $69.3 million for the three months ended June 30, 2010 due to several factors:

•

elimination of servicing fees of $17.9 million from the credit card securitization trusts, as a result of the adoption of ASC 860 and ASC 810. In its capacity as a servicer, each of our respective banks earns a fee from the credit card securitization trusts to service and administer its receivables, collect payments, and charge-off uncollectible receivables. Upon consolidation of the credit card securitization trusts, this fee was eliminated;

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

•

a decline in merchant fees, which are transaction fees charged to the retailer, of $12.6 million attributable to increases in royalty payments to our retail clients, as well as a decline in fees earned from deferred programs; and

•	a decline in transition services revenue of $7.3 million from agreements associated with the acquirers of our merchant services and utility services businesses, which were no longer in place in 2010.

These decreases were offset in part by increased AIR MILES reward miles issuance fees of $7.8 million due to a favorable foreign currency exchange rate and growth in our AIR MILES reward miles issued. Our issuance fees, which consist of fees for marketing and administrative services provided to sponsors, are recognized pro rata over the estimated life of an AIR MILES reward mile. The average foreign currency exchange rate for the current year period increased to $0.97 as compared to $0.87 in the prior year period. Additionally, debt cancellation premiums paid by our credit card holders increased $4.8 million due to higher volumes in part from the October 2009 acquisition of the Charming Shoppes credit card program.”

Exhibits, Financial Statement Schedules

(a)(2) Financial Statement Schedule

5.	Comment: In response to prior comment 7, you indicate that the provision amount for loan losses and the relative activity in the allowance for doubtful accounts is detailed in the Form 10-K in Schedule II. Tell us how these changes correspond to the amounts presented in the consolidated statements of cash flows as provision for doubtful accounts. Tell us what consideration you gave to Rule 12-09 of Regulation S-X indicating that amounts shown as charged to costs and expenses should correspond to that shown in the income statement.

Response: The statement of cash flows line item “provision for doubtful accounts” included the provision for trade receivables as well as credit card receivables. The amounts detailed in the Form 10-K in Schedule II correspond to the amounts presented in the consolidated statements of cash flows as provision for doubtful accounts as follows:

December 31, 2009
(in thousands)
Allowance for doubtful accounts – Trade Receivables - Charged to costs and expenses –	$2,727
Allowance for doubtful accounts – Seller’s interest and credit card receivables - Charged to costs and expenses –	52,259
Credit card fraud losses – classified as cost of operations	8,327
Provision for loan losses – classified as discontinued operations	34,345

Provision for doubtful accounts – per cash flow statement	$97,658

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Amounts charged to cost and expenses correspond to amounts reflected on the income statement within our securitization income, costs of operations and discontinued operations. The Company does not believe these amounts were material either individually or in the aggregate when compared to the Company’s revenues and expenses and thus did not disclose such amounts separately on the face of the financial statements.

For additional clarity, in the Company’s Form 10-Q for the second quarter ended June 30, 2010, the line item in the statement of cash flows was changed to reflect only the provision on its credit card receivables.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from the Definitive Proxy Statement filed April 20, 2010)

Corporate Governance

Compensation Committee, page 13

6.	Comment: Please tell us, and disclose in future filings, whether the compensation consultants were engaged directly by the compensation committee or any other persons. In addition, because you disclose that the compensation consultants performed services in addition to recommending the amount or form of executive compensation, please also tell us, and disclose in future filings, as applicable, whether the decision to engage the compensation consultants or its affiliates for these other services was made, or recommended, by management and whether the compensation committee or the board approved such other services. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: The compensation committee has used the executive compensation services provided by Hewitt Associates, LLC, or Hewitt, for many years. The committee last entered into a formal letter of engagement with Hewitt in September 2008 for external executive compensation consulting and advisory services. The committee reviews both independence and performance of the external executive compensation consultant and updates its engagement arrangement on a periodic basis, generally every two to three years. Neither management nor the compensation committee actively pursued other services from Hewitt. The other service identified in the Proxy occurred as a result of Hewitt’s acquisition of Disability Management Alternatives, LLC, or DMA, in late 2008. Management contracted with DMA to outsource the administration of the Company’s short term disability plan as of January 1, 2008. Management has elected to continue the outsourced arrangement with Hewitt, originally established with DMA, post-acquisition. As such, management did not feel approval by the compensation committee or the Board was considered necessary given the ongoing nature of the service being provided.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

In 2010, the executive compensation practices group of Hewitt became a separate entity known as Meridian Compensation Partners, LLC. Thus, the compensation committee is no longer utilizing Hewitt as its executive compensation consultant. The Company will disclose in future filings whether the compensation consultants were engaged directly by the compensation committee or by any other persons as well as any additional relevant considerations.

Item 11. Executive Compensation (Incorporated by reference from the Definitive Proxy Statement filed April 20, 2010)

Compensation Discussion and Analysis, page 23

General

7.	Comment: We note your use of peer group comparisons. Disclosure in this regard should include a discussion of not only where you targeted each element of compensation against the comparator companies, but also where actual payments fell within the targeted parameters. For example, we note that in several places you indicate you target compensation at the third quartile of surveyed companies; however, it is unclear whether actual payouts fell in the third quartile.

Response: As stated in the proxy, the Company targets base salary, performance-based cash incentive compensation and long-term equity incentive compensation for its executive officers at the third quartile of the compensation peer group. For the Company’s executive officers, actual base salary and performance-based cash incentive compensation paid in 2009 fell below the 50th percentile, while long-term equity incentive compensation was slightly above the 50th percentile of the compensation peer group, each as shown below:

	Position Compared to Compensation Peer Group at the 50th%
		Performance-Based Cash Incentive		Long-Term Equity Incentive
	Base Salary	Target	Actual
Executive Officers	-14%	-12%	-26%	2%

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

The current position of the Company’s executive officers as shown above for base salary, performance-based cash incentive compensation and long-term equity incentive compensation is due largely to recent senior leadership changes. More than 80% of total compensation for the Company’s executive officers is tied to Company performance. As the Company’s executive officers gain further experience and continue to demonstrate exceptional individual performance and drive exceptional company performance, the Company expects to see compensation delivered at or above the targeted third quartile. The Company will disclose in future filings where actual payments fall with respect to the targeted parameters.

Elements of Compensation

Annual Performance-Based Cash Incentive Compensation

Terms of Awards, page 26

8.	Comment: We note your disclosure that the compensation committee exercised its discretion to reduce cash incentive compensation as well as long-term equity incentive compensation, though it appears that targets were met. In this regard, we note your statement that the compensation committee considered the reduction appropriate “given the financial performance of the retail credit services segment in 2009.” Still, it is unclear how this consideration resulted in the amount by which these elements of compensation were reduced. To the extent the committee exercises its discretion to increase or decrease payout amounts, your compensation discussion and analysis should explain how the committee determined the amount of the increase or decrease.

Response: In the fourth quarter of 2009, the Company modified its treatment for bankrupt private label accounts to conform to credit card industry standards and Federal Financial Institutions Examination Council guidelines. This modification resulted in a gain of approximately $7 million to reported revenue, or $0.08 to reported cash EPS.

Given the non-recurring nature of this modification, the compensation committee felt it was appropriate to exercise its discretion to reduce the incentive payout amounts attributable to the reported cash EPS performance by $0.08 to $5.08, as well as the incentive payout amounts attributable to corporate operating cash flow, retail services revenue and retail services operating cash flow, each by approximately $7 million, commensurate with the benefit attributable to the bankruptcy treatment modification. This same discretion was applied to the vesting of the 2009 performance-based restricted stock unit awards where vesting was determined based on cash EPS growth, by reducing reported cash EPS performance by $0.08 to $5.08 for purposes of determining the percentage of awards that would vest. The Company will disclose in future filings when the compensation committee exercises its discretion to increase or decrease payout amounts, including an explanation of how the compensation committee determined the amount of any such increase or decrease.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Unaudited Condensed Consolidated Statements of Income, page 4

9.	Comment: You indicate in response to prior comment 7 that prior to the adoption of ASC 860 and 810, the provision for credit card receivables was netted in securitization income and finance fees, net. Tell us whether there were any provisions for loan losses in prior periods that were associated with the credit card receivables not securitized. If so, explain the classification of this provision in your statements of income.

Response: Prior to the adoption of ASC 860 and ASC 810, the provision for loan losses associated with credit card receivables not securitized was netted against securitization income and finance fees, net. This presentation was consistent with our response dated October 22, 2004 to the Staff’s letter of September 24, 2004. The Company did not recast its prior period information upon adoption of ASC 860 and ASC 810 as the Company did not consider the amounts to be material. For the year ended December 31, 2009, the provision for loan losses associated with credit card receivables was $52.3 million. The Company added the following disclosure to its “Credit Card Receivable” footnote in its Quarterly Report on Form 10-Q for the second quarter ended June 30, 2010:

“The provision for loan loss expense was $10.9 million and $19.5 million for the three and six months ended June 30, 2009, respectively, for the Company’s on-balance sheet credit card receivables. These amounts were netted against securitization income in 2009.”

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations, page 30

10.	Comment: We note that you have included discussions regarding the breakage pool and the conversion of split fee and non-split fee programs. In your discussion of redemption revenue in local currency, you indicate that a decline has negatively impacted the breakage pool. However, the factors discussed leading into that statement refer to an increase in redemption revenue and an increase in miles redeemed. In this regard, tell us and consider disclosing the factor that is declining and negatively impacting the breakage pool. Further, indicate whether the change in the differential between miles redeemed and miles issued represents a trend and explain how this impacts your breakage pool. Tell us why the differential appears to be less than your breakage rate. In addition, explain the nature of split fee and non-split fee programs and indicate how the conversion impacts your revenue. Ensure that you adequately address these items in your Overview section.

Response: The conversion of the split fee sponsor to a non-split fee sponsor was disclosed in more detail in the “Deferred Revenue” footnote in the Company’s Form 10-K for the periods ended December 31, 2009 and 2008, respectively:

“In May 2008, the Loyalty Services segment secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal (“BMO”), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company’s estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required. However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company’s estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the mile.”

As a result of the conversion, the Company reduced the amount of deferred breakage and increased the liability for those AIR MILES reward miles expected to be redeemed. As the growth rate of issuance has declined, it has taken longer for the deferred breakage to return to levels experienced prior to the conversion in May 2008, thus impacting the amount of deferred revenue recognized. Breakage revenue is recognized ratably over the expected life of a mile, or 42 months. Redemption revenue is also recognized as AIR MILES reward miles are redeemed, and thus varies from quarter to quarter.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

The differential in AIR MILES reward miles issued and AIR MILES reward miles redeemed is only one of several elements considered in the estimate of breakage. The Company’s cumulative redemption rate as of June 30, 2010 is below its estimated ultimate redemption rate of 72%. In any one period, the percentage of miles redeemed to miles issued, or the burn rate, may be below, the same as, or exceed the estimated redemption rate. An increase in the burn rate in any one period is not necessarily indicative of a trend that would impact the Company’s estimated redemption rate. Management monitors a variety of factors, including the historical redemption patterns over the eighteen-year life of the AIR MILES Reward Program, that could impact the breakage rate as more specifically disclosed in our Discussion of Critical Accounting Policies in the Form 10-K:

“We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES Reward Program promotional activity in the marketplace and the extent of competing loyalty programs. Throughout the history of the program, management has and will continue to make changes to the structure of the program that influence the redemption rate, and thus the breakage rate and estimated life of an AIR MILES reward mile. Prior changes to the program have included zone pricing for air travel and new merchandise introductions. These changes are made to the program not only to manage redemption activity but to respond to market conditions as well. Macroeconomic factors, such as the overall health of the Canadian economy, may impact collector behavior and such factors may influence redemption activity intermittently.

Breakage and the life of an AIR MILES reward mile are based on management’s estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors, such as the impact of macroeconomic factors and changes in the program structure.”

In the future filings, the Company will include a similar discussion in the Overview section of MD&A of the Company’s Form 10-K. Please refer also to the Company’s response to questions 2 and 3 of the Comment Letter contained herein.

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

United States Securities and Exchange Commission

Attn: Melissa Walsh

August 13, 2010

Sincerely,

/s/ Alan M. Utay

Alan M. Utay,
Executive Vice President and General Counsel

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Charles L. Horn
Executive Vice President and Chief Financial Officer
Alliance Data Systems Corporation
7500 Dallas Parkway
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201